Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Synthesis Energy Systems, Inc.:
We consent to the use of our report dated September 17, 2007, with respect to the consolidated balance sheets of Synthesis Energy Systems, Inc. and subsidiaries (a development-stage enterprise) (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2007 and the period from November 4, 2003 (inception) to June 30, 2007, incorporated herein by reference and included in the Company’s Annual Report on Form 10-KSB filed on September 20, 2007.
Our report on the consolidated financial statements referred to above refers to a change in the method of accounting for stock based compensation.
/s/ KPMG LLP
Houston, TX
November 16, 2007